

You bring the friends,
we'll bring the bonus shares

Through September 30, 2025, refer up to 5 of your friends to Ivy Invest, and they can each earn up to $500 in bonus shares. Your referred friend will earn $100 in bonus shares for every $10,000 they invest (up to $500 in total)[1].

Here are your referral codes:

referral_codes_1

referral_codes_2

referral_codes_3

Up to $500 for you too!

Don't worry, we haven't forgotten about you. You're eligible for bonus shares as well: for every $10,000 of new investment you make, you'll receive $100 in bonus shares, up to $500 in total. All new investments are eligible: you can transfer an existing IRA, rollover a 401(k), or invest via your bank account.

Get up to $500

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[1] Bonus shares will be issued in 12 monthly installments beginning at the end of the first full month after investment. For example, if an eligible investment is made by July 31, 2025, a first installment of bonus shares will be issued on August 31, 2025. The entire invested capital must remain in the account to receive the bonus share installments. All bonus shares will be issued to a non-retirement investment account; an investor will be required to open one in order to receive the bonus shares. See the full Terms and Conditions of this offer for more details.

The Fund is an investment company registered under the Investment Company Act of 1940. IISF is a closed-end fund operating as an interval fund that makes quarterly repurchase offers and as such provides limited liquidity. Investing involves risk including loss of principal. An investor should consider the investment objective, risks, charges and expenses of an investment. The Prospectus contains this and other information. Read it carefully before investing.

Ivy Invest
2261 Market St #5190,
San Francisco, CA 94114 US